                                           Filed by: Healtheon/WebMD Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933


                                    Subject Company: Medical Manager Corporation
                                                  Commission File No.: 000-17822

THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425
PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.
INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF
HEALTHEON/WEBMD CORPORATION AND MEDICAL MANAGER CORPORATION
WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY
STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF
THE SHAREHOLDERS OF MEDICAL MANAGER CORPORATION AND
HEALTHEON/WEBMD CORPORATION WITH RESPECT TO THE MERGER.

This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of Healtheon/WebMD Corporation, OnHealth Network Company, Medical Manager Corporation and CareInsite, Inc. that have been filed with the Securities and Exchange Commission including the proxy statement/registration statements that are required to be filed with respect to the transactions described in the following presentation prior to the vote of the shareholders of the respective companies and the issuance of the common stock of Healtheon/WebMD Corporation in the mergers.

                                                                         [PHOTO]


[Careinsite Logo]    [The Medical Manager Logo(R)]

                                                     [PHOTO]             [PHOTO]

[onhealth.com Logo]



 Connecting the
Global Healthcare                                    [PHOTO]             [PHOTO]
   Marketplace

[Healtheon(TM)/WebMD(SM) LOGO]

MISSION

                             [Healtheon/WebMD Logo]


                                    [Globe]

                           Connecting and empowering
                        individuals for more efficient,
                        affordable and better healthcare

                            World-Class Partnerships

                              Superior Technology
                                      and
                                  Connectivity

                                 Comprehensive,
                                    Credible
                                    Content

                                    Leading
                                 E-Health Brand
                                   Awareness

                                   Extensive/
                                   Exclusive
                                  Distribution

OUR ECONOMY'S LARGEST SECTOR --
SIGNIFICANT IMPROVEMENT OPPORTUNITIES



[Chart showing projected
 growth from $1.2 trillion
 in 1999 to $1.6 trillion
 in 2004]

                                                       - $280+ B
                                                         administrative
                                                         waste and
                                                         redundant/
                                                         unnecessary
                                                         procedures
                                                         - 30+ B
                                                           transactions/
                                                           year - mainly
                                                           paper-based
                                                         - Fragmentation
                                                         - Information not
                                                           readily available

  Source: HFCA

MUCH PRESSURE TO CHANGE HEALTHCARE

          [Photo]                                            [Photo]
         PROVIDERS                                          CONSUMERS

         Desiring less                                      Demanding better
         administrative                                     service, more
         burden, greater                                    information, and
         autonomy, faster                                   greater convenience
         payments, and
         greater incomes

                                    [Photo]
                                   HEALTHCARE
                                   INDUSTRY

                                   Striving to reduce costs
                                   and enhance provider
                                   and patient experience

THE SOLUTION...

                        [Healtheon(TM)/WebMD(SM) Logo]

                             [arrow pointing down]
                                 www.webmd.com


[arrow pointing up]     [arrow pointing up]         [arrow pointing up]

[Careinsite Logo]   [The Medical Manager(R) Logo]   [onhealth.com Logo]

OUR CUSTOMERS...


                               [WebMD Web Page]

BUSINESS MODEL SUMMARY: DIVERSE RECURRING REVENUES


Provider Portal

[Screen Shot]

                                   Aggregate
                                 physicians and
                                   consumers




                          [Healtheon(TM) WebMD(SM) Logo]

                          [bi-directional arrows connect
                           this logo to the items in the
                           left hand column]

Consumer Portal

[Screen Shot]


www.webmd.com

BUSINESS MODEL SUMMARY: DIVERSE RECURRING REVENUES

                           Form leading partner-
                           ships that deliver value


                                                              [Artwork]
Provider Portal            - Connectivity                      Payors
 [Screen Shot]             - Transaction facilitation
                           - Information
                           - Applications
                                                               Labs

Consumer Portal            [Healtheon(TM)/WebMD(SM) Logo]
 [Screen Shot]             [bi-directional arrows              Pharmacies
                           connect this Logo to the items
                           in the left hand column             IDNs/
                           and right hand column]              Hospitals


www.webmd.com                                                  Other
                                                               Partners
                                                               (e.g., e-
                                                               commerce)

              BUSINESS MODEL SUMMARY:  DIVERSE RECURRING REVENUES


Provider Portal      Monetize through
[Screen Shot]        - Transactions
                     - Subscriptions
Consumer Portal      - Advertising/sponsorships
[Screen Shot]        - E-commerce

www.webmd.com
                     [Healtheon(TM)/WebMD(SM) Logo]    Payors
                     [bi-directional arrows            Labs
                     connect this Logo to              Pharmacies
                     the items in the left             IDNs / Hospitals
                     hand column and the               Other Partners
                     right hand column]                [e.g., e-commerce]

FORRESTER FORECASTS THAT E-HEALTH
WILL REACH $370 BILLION BY 2004


$ Billions


Forecast

1999           6.4
2000          16.0
2001          37.0
2002          87.0
2003         190.0
2004         370.0

Represents less
than 25% of 2004
healthcare
expenditures

Source:  Forrester Research, Inc. (12/99)

FORRESTER FORECASTS THAT E-HEALTH
WILL REACH $370 BILLION BY 2004


$ Billions


Forecast

1999           6.0
2000          15.0
2001          35.0
2002          81.0
2003         178.0
2004         348.0

B-2-B e-health is
expected to reach
$348 B by 2004

-    Administrative/
     clinical
     transactions:
     $224 B

-    Drugs, supplies:
     $124 B


Source:  Forrester Research, Inc. (12/99)

FORRESTER FORECASTS THAT E-HEALTH
WILL REACH $370 BILLION BY 2004


$ Billions


Forecast

1999           0.4
2000           1.0
2001           2.2
2002           4.9
2003          11.0
2004          22.0

B-2-C e-health is
expected to reach
$22 B by 2004

-    Rx: $15 B

-    Neutraceuticals: $3-4 B

-    OTC: -$2 B

Source:  Forrester Research, Inc. (12/99)

DELIVERING ON THE VISION: KEY SUCCESS FACTORS



[ARROW] PARTNERSHIPS

WORLD-CLASS PARTNERSHIPS

 [Quintiles       [IDX(TM)       [Medtronic     [medibuy.com       [CVS                  [Humana
Transnational       Logo]          Logo]           Logo]           Logo]                  Logo]
    Logo]

  [Tricare        [Coventry         [SB         [Du Pont(R)         [CNN                  [Covad
    Logo]        Health Care     SmithKline        Logo]           Logo]                  Logo]
                    Logo]         Beecham
                                   Logo]

    [Dell          [Tenet             [Healtheon(TM)/               [HNC                 [excite
    Logo]           Logo]                WebMD(SM)                Software                Logo]
                                           Logo]                   Logo]

   [Lycos          Intel(R)                                      [American         [UnitedHealthcare(R)
    Logo]           Logo]                                        College of               Logo]
                                                                 Cardiology
                                                                   Logo]

[Merck-Medco    [Beech Street   [MedQuist(R)     [Microsoft     [Healthsouth         [Reader's Digest
Managed Care,    Corporation       Logo]           Logo]           Logo]                  Logo]
   L.L.C.           Logo]
    Logo]

 [Soft Bank         [EDS           [Lilly          [News          [Yahoo!                [Brown &
    Logo]           Logo]          Logo]        Corporation        Logo]                  Toland
                                                   Logo]                              Medical Group
                                                                                          Logo]

DELIVERING ON THE VISION: KEY SUCCESS FACTORS








                            [Arrow]     CONNECTIVITY

CONNECTING AND ENABLING THE END-TO-END VALUE CHAIN


Provider Portal                                                Payors
 [Screen Shot]                                   Data
                                               Gateway


                                    Applications
                                   [arrow connects this        Labs
                                      to graphic of
                    e-Commerce      computer terminals]
                   Transactions
                  [bi-directional    [graphic:
Consumer Portal   arrow connects      computer terminals]      Pharmacies
 [Screen Shot]    these words to
                   items in the      [lines connect this
                     left hand       graphic to the items
                      column]      in the right hand column]
                                                               IDNs/
                                             Secure,           Hospitals
                                           Integrated
                                           Transaction
                                            Platform           Other
www.webmd.com                                                  Partners
                                                               (e.g., e-
                                                               commerce)
                                                        Content

HEALTHEON/WEBMD CONNECTIVITY

         PROVIDERS                                           CONSUMERS
Physicians         400,000+                      Unique visitors        7 MM/month
Subscribers         80,000+                      Communities           90
Dentists            47,000+                      Members                1 MM

       HEALTHCARE INDUSTRY
Pharmacies                 46,000+
Hospitals                   4,500+
Payors                        900+
Labs               Every major lab

DELIVERING ON THE VISION: KEY SUCCESS FACTORS




                 [Arrow]                   CONTENT

SIGNIFICANT CONTENT RESOURCES


[PHOTO]                      -  Unique, Industry-leading news
                                center:

 [WebMD Logo]                   - 100+ editorial staff members,
                                  including over 30 MD's

                                - Syndicated content

                                - Scalable outside the US

                             -  Authoritative references and texts

                             -  Research databases

                             -  Directories

                             -  Relationships with most
                                authoritative names in medicine

DELIVERING ON THE VISION: KEY SUCCESS FACTORS









                              [Arrow] DISTRIBUTION

BROAD AND DEEP DISTRIBUTION
UTILIZING MULTIPLE CHANNELS

     [Healtheon(TM)/WebMD(TM), Careinsite, The Medical Manager(R) Logos]

                                     Direct
                                     Sales

                [arrows connect these words to the other items]


                                     Target
                                   customers


                                    Channel
                                    Partners

             [InfoCure(TM), medic computer systems, IDX(TM) Logos]


                                    On-line
                                    Channels

 [Yahoo!., Lycos, excite, msn(TM) Microsoft(R), CBS SportsLine, MSN NBC Logos]

DIRECT SALES FORCE DRIVES PHYSICIAN SALES AND
CONNECTIVITY...


            100% = 2,900 Direct Sales and Deployment Professionals*


Internal Support/Customer Service       65%
Physician Practice Sales                20%
Institutional Sales                     15%
  - Healthcare Systems
  - Payors
  - Labs
  - Rx
  - Government

* Includes 1,300 VARs

CHANNEL PARTNERS FURTHER DRIVE PHYSICIANS SALES
AND CONNECTIVITY


                             [Healtheon(TM)/WebMD(SM) LOGO]


PMS SYSTEMS

- Medic

- IDX

- Infocure

- 200+ others


IDNs

- TENET

- HealthSouth


Health Plans

- UHC


Consultants

- Superior

- First


Brokers

- Buck

- AOB


[dotted lines connect these
items to each other and to the
Healtheon/WebMD logo]

EXTENSIVE AND EXCLUSIVE ON-LINE DISTRIBUTION
AGGREGATES CONSUMERS

[WebMD screen shot showing link to MSN health page]

EXTENSIVE AND EXCLUSIVE ON-LINE DISTRIBUTION
AGGREGATES CONSUMERS

[MSN health page screen shot showing link to Lycos]

EXTENSIVE AND EXCLUSIVE ON-LINE DISTRIBUTION
AGGREGATES CONSUMERS

[Lycos screen shot showing link to cnn.com]

EXTENSIVE AND EXCLUSIVE ON-LINE DISTRIBUTION
AGGREGATES CONSUMERS

[cnn.com screen shot showing link to webtv.com]

EXTENSIVE AND EXCLUSIVE ON-LINE DISTRIBUTION
AGGREGATES CONSUMERS

[webtv.com screen shot showing link to excite.com]

EXTENSIVE AND EXCLUSIVE ON-LINE DISTRIBUTION
AGGREGATES CONSUMERS





[[Excite(SM) Logo] Health Web Page screen shot]

DELIVERING ON THE VISION: KEY SUCCESS FACTORS
























[Arrow]       BRAND

BUILDING LEADING E-HEALTH BRAND THROUGH UBIQUITY


Global Portal
[WebMD(SM).com Logo]



Network Television
[News Corporation Logo]



Cable Television
[CNN Logo]




Print
[Reader's Digest Logo]




Health Cable Channel
[WebMD(SM) Television Logo]



Instore
[CVS/pharmacy Logo]
[The Sports Authority Logo]




On-line
[Yahoo! Logo]  [Lycos Logo]  [Excite Logo]
[MSN(TM) Microsoft Logo]  [CBS Sportsline Logo]  [MSN NBC Logo]




[dotted lines connect these
items to each other and to
the WebMD Logo]

DRIVING GLOBAL HEALTH THROUGH BRAND AND CONVERGENCE



[News Corporation Logo] - Drive awareness of therapeutic categories with mass media

                         - Breast cancer, heart disease, diabetes, depression



[WebMD(SM) Television Logo] - Build knowledge of categories with authoritative, compelling programming
                              - Breaking news, WebMD Live, Ask the Experts



[WebMD(SM).com Logo] - Drive individual specific knowledge, action with contextual content, communities, and connectivity
                       - Dr. Ornish channel, communities (heart disease)

                                  [Video Clip]



                [Showing WebMD Logo and News Corporation Logo]

                            [The                              [Healtheon(TM)/
[Careinsite logo]     +      Medical              +            WebMD(SM) logo]
                             Manager(R) logo]


                                    Overview

TRANSACTION OVERVIEW







                                   [The                     [Healtheon(TM) logo/
                                                             WebMD(SM) logo]
[Careinsite logo]                   Medical
                                    Manager(R) logo]


- Healtheon/WebMD to acquire outstanding primary shares of Medical Manager and CareInsite for 95 million H/W shares

     -- 1.65 H/W shares for each share of MM (64 MM total)

     -- 1.30 H/W shares for each share of Ci (31 MM total)

- No cash involved -- combined cash position exceeds $1.5 billion today

- Subject to regulatory and shareholder approval

- Expect to close by mid-year

MANAGEMENT AND BOARD


Management...

- Mike Long                - Co-Chairman and Chief Operating Officer

- Marty Wygod              - Co-Chairman

- Jeff Arnold              - CEO Healtheon/WebMD

- Mickey Singer            - CEO Medical Manager Health Systems

Board...

- Three Medical Manager board members to join Healtheon/WebMD

COMPLEMENTARY STRENGTHS



[Careinsite Logo]              [The
                               Medical                   [Healtheon(TM)/
                               Manager(R) Logo]          WebMD(SM) Logo]

- Clinical applications       - Physician installed     - Leading consumer
- PMS integration               base (185,000)*           and physician portals
- NE market presence          - Distribution network    - Partnerships
  (Blue Cross of Mass)          (2,500 sales force-     - Connectivity
- Extensive payer               190 offices)*           - Content
  relationships               - Local support           - Distribution
- AOL relationship              infrastructure          - Brand


---------------------
* After giving effect to Medical
  Manager's pending acquisition of
  Physician Computer Network

KEY BENEFITS OF THE MERGER

Physician adoption
- 185,000 physicians*
- Additional 2,500 sales people, 190 offices*
- Installation and utilization support

Transaction growth
- Tight integration with PMS
- Part of office work flow

Strong payer value proposition
- Payer-specific care management guidelines
- Shared savings approach

Product enhancement
- PMS Integration
- Clinical enhancements
- Consumer-physician transactions
- Integration with Cerner systems (1,000 institutions)

Execution capabilities
- Top management talent
- Operations expertise
- Local deployment and support


---------------------
* After giving effect to Medical
  Manager's pending acquisition of
  Physician Computer Network

INTEGRATED PROFESSIONAL PORTAL

- Content

- E-Commerce

- Communications                                [Screen Shot]

- Practice management transactions

  - Scheduling
  - Charge capture and billing
  - Demographics
  - Eligibility
  - Referrals and authorizations
  - Claims submission/remittance

- Clinical transactions

  - Patient medical record
  - Lab orders/results
  - Prescriptions and renewals                   www.webmd.com
  - Payer rules and best practice guidelines

- Connectivity with labs, payers,
  pharmacies and hospital systems

INTEGRATED CONSUMER PORTAL

-Content                               [Screen Shot]               [Screen Shot]
-E-commerce                            WebMDHealthYourHealthPlan   www.webmd.com
-Communications
-Personal health record
-Consumer - physician transactions

   -Scheduling appt
   -Bill status
   -Refill request
   -Lab results                       Your Health Plan's co-
                                      branded web page
-Consumer - payer transactions        @webmd.com
   -Enrollment/re-enrollment
   -Benefits coverage, co-pay,
    deductible inquiries
   -Physician referral/PCP assignment
   -Claim status                                        [Screen Shot]
                                                     Your Physician's co-
-Connectivity with payer, physician,                   branded web page
 pharmacy                                                 @webmd.com

SUCCESS METRICS

Timely development                  [Arrow pointing to right]        Domain and
and deployment                                                       engineering
                                                                     proficiency

Growth of consumers,                [Arrow pointing to right]        Market
physicians, and institutions                                         penetration

Growth of connectivity,             [Arrow pointing to right]
page views, and                                                      Industry
communities                                                          adoptions

Transaction growth,
subscriptions, advertising,         [Arrow pointing to right]       Revenue
                                                                     growth

HEALTHEON/WEBMD: UNIQUE VALUE PROPOSITION

         -  Enormous market opportunity
         -  Leading partnerships
         -  Superior technology and connectivity
         -  Comprehensive content
         -  Extensive and exclusive distribution
         -  Rapidly increasing brand awareness
         -  Diversified, recurring revenue model
         -  Management with history of success

         [Healtheon(TM) | WebMD(SM) logo]    +     [onhealth.com logo]

                                    Overview

TRANSACTION OVERVIEW







[Healtheon(TM) | WebMD(SM) logo]               [onhealth.com logo]

- Healtheon / WebMD to acquire Onhealth.com for 4.6 million primary shares (accounted for as purchase transaction)

    - .1894 shares of Healtheon / WebMD for each share of Onhealth

- Subject to regulatory approval

- Expected to close by mid-year

COMPLEMENTARY STRENGTHS



[onhealth.com logo]                      [Healtheon(TM) | WebMD(SM) logo]
- Leading consumer traffic               - Leading branded physician
  with attractive                          and consumer portals
  demographics                           - Leading news, disease and
- Wellness-focused                         therapy programming and
  programming and                          communities
  community expertise                    - Over $300 million in
- Over 100 advertisers and e-              sponsorship revenue
  commerce expertise                       commitments from industry
- Strong, complementary on-                leading partnerships
  line distribution (e.g.,                 Exclusive on-line and off-line
  Hotmail)                                 distribution
                                         - Connectivity across the value
                                           chain, enabling physician and
                                           consumer services

HEALTHEON / WEBMD - ONHEALTH: WHAT IT MEANS



[onhealth.com logo]                             [Healtheon(TM) | WebMD(SM) logo]

- Solidify position as the most trafficked health site for consumers

  - #1 in health, among top 25 sites overall

  - 90% of combined audience is unduplicated

  - 90 communities with over 1,000,000 members

- Accelerate adoption by physicians and consumers of planned healthcare services

  - Appointment scheduling

  - Prescription refills

- Increase value to existing and potential partners by connecting them to a larger consumer base

TRANSACTION OVERVIEW

   - Healtheon/WebMD to acquire outstanding primary shares of:
     - Medical Manager and Care Insite for 95 MM H/W shares
     - OnHealth.com for 5 Million H/W shares

                                                                        Combined
                              H/W        MM        Ci         OH        Pro-forma
                              ---        --        --         --        ---------
   Primary Shares             237        64        31         5         337

   Option/warrants             71        28        15         1         115
                              ---        --        --        --         ---

   Fully-converted shares     311        92        46         6         452

   Ownership of Newco          68%       21%       10%        1%        100%

   - No cash involved in MM and Ci transaction -- combined cash position exceeds $1.5 billion

                               Financial Overview

SUCCESS METRICS


Timely development            [Arrow pointing right]  Domain and
and deployment                                        engineering proficiency

Growth of consumers,          [Arrow pointing right]  Market penetration
physicians, and institutions

Growth of connectivity,       [Arrow pointing right]  Industry adoptions
page views, and
communities

Transaction growth,           [Arrow pointing right]  Revenue growth
subscriptions, advertising,
and e-commerce

PAGE VIEWS PER QUARTER (Millions)



3Q99                                   47 Million
4Q99                                   78 Million
Jan 2000 (Quarterly Run Rate)         100 Million

PROFESSIONAL SUBSCRIPTIONS



3Q99 EOP                    43,000
                          Physicians         55,000
4Q99 EOP                    67,000
                          Physicians         88,000
Jan 31 2000                 78,000
                          Physicians        102,000

CONSUMER UTILIZATION (End of period)


                                                                         3Q-4Q
                                    3Q 99             4Q 99            % Change           Jan 2000
--------------------------------------------------------------------------------------------------
Unique Users                        0.7 Mil.          1.7 Mil.           +141%            2.2 Mil.

Total Page Views                     48                78                 +63%            100
(In Millions)

Community Members                   453               704                 +55%            855
(In 000s)

H/C Communities                      46                57                 +24%             58
--------------------------------------------------------------------------------------------------

REVENUE BREAKOUT - TREND/TARGET



                              Through                  Long-term
                              3Q99           4Q99      Target
                              -------        ----      ---------
     Transactions              55%            55%       50%
     Subscriptions              5%            10%       10%
     Advertising                5%            13%       20%
     Other/E-Commerce          35%            22%       20%
                              ---            ---       ---
     Total                    100%           100%      100%
     Interest share            29%            35%


REVENUE SOURCES FROM PHYSICIAN OFFICES

     Transactions        - Claims

                         - Referrals/Authorizations

                         - Eligibility

                         - Claims Status Inquiry

                         - Reports

                         - Lab Order/Results

                         - Prescriptions



     Upsale Services     - Transcription

                         - Messaging/Receptionist

                         - Fraud and Abuse Audits

                         - DSL connections

                         - Physician Staffing



     Other Services      - Supplies

                         - Travel Services

                         - Investment Transactions

PHYSICIAN REVENUE OPPORTUNITIES ($ per physician)

          Transactions        $ 9,000
          Subscriptions           350
          Upsale Services       3,000
                              -------
          TOTAL               $12,350

1999 QUARTERLY RESULTS (Millions)


                                    1Q99      2Q99      3Q99      4Q99
                                   ------    ------    ------    ------
     Revenues                      $ 17.6    $ 22.7    $ 28.6    $ 33.2
     Cost of operations              15.5      17.9      20.3      34.8
     Development and                  7.1       7.2       6.6       8.7
     engineering
     Sales and marketing              4.6       5.7       8.3      35.9
     General and                      4.3       5.2       5.8      12.4
     administrative
     Less noncash charges              --        --        --      (9.3)
                                   ------    ------    ------    ------
     EBITDA                        $(13.9)   $(13.3)   $(12.4)   $(49.3)


4Q 99 REVENUE ($ Millions)



                          $33 Million                $47 Million                $55 Million
100

75

50

25

0

                          As Reported                Proforma                   Proforma
                                                     4 Companies                4 Companies
                                                                                plus Closed Deals
                                                                                Kinetra and
                                                                                News Corp

INCOME STATEMENT -- TREND/TARGET




                                                   Target
                                                   ------
Revenues                                              100%

Cost of operations                                     40%

Development and engineering                            15%

Sales and marketing                                 15-20%

General and administrative                           5-10%
--------------------------                          ------
EBITDA                                              20-25%

HEALTHEON / WEBMD: UNIQUE VALUE PROPOSITION


     - Enormous market opportunity

     - Leading partnerships

     - Superior technology and connectivity

     - Comprehensive content

     - Extensive and exclusive distribution

     - Rapidly increasing brand awareness

     - Diversified, recurring revenue model

     - World-class management team and Board of Directors

                                             [photo]


            Connecting the
          Global Healthcare           [photo]       [photo]
             Marketplace


                                      [photo]       [photo]

[Healtheon (TM)/
WebMD (SM) logo]

                                Case Studies

                             Recent Partnerships
                              and New Customers

HEALTHEON /  WEBMD - ENVOY / QUINTILES: OVERVIEW



[ENVOY LOGO]                     + [QUINTILES LOGO]
Acquire Envoy (transaction          HLTH to develop and jointly
processing business) for:           market web-based products
- 35 million HLTH shares            and services for pharma
- $400 million cash                 industry for Quintiles
                                    - -$100 million revenues
Healtheon / WebMD to                  for development over
receive warrants to purchase          next 18 months
10 million common shares at         - Revenue sharing for
$40 over 4 years                      new products (begin
                                      in mid 2002)

HEALTHEON /  WEBMD - ENVOY / QUINTILES: OVERVIEW



[ENVOY LOGO]          +             [QUINTILES LOGO]

- Achieve critical mass of connectivity

- Ensure defensible back-end connections

- Ensure quality and security of service

- Attain dramatic transaction revenue growth

- Create strong value proposition to
  pharma globally

HEALTHEON /  WEBMD - IDX: OVERVIEW



[Healtheon(TM)/WebMD(SM) logo]       [IDX(TM) LOGO]

- Exclusive provider of electronic transactions to IDX's
  118,000 physicians (transaction revenues)

- Integrate WebMD's content, transactions and e-commerce services into Channel Health portal as co-branded offering

- Jointly develop prescription application (transaction and subscription revenues)

- Equity exchange with Channel Health (stock for stock) worth $18MM for 3% stake

HEALTHEON / WEBMD - IDX: OVERVIEW




       [HEALTHEON(TM)/WebMD(SM) Logo]   [IDX (TM) Logo]

       - Accelerate physician market penetration

       - Penetrate large group / academic market

       - Increase value delivered to physicians

       - Grow transaction revenues

HEALTHEON / WEBMD -- CVS: OVERVIEW

        [Healtheon(TM)/WebMD(SM) LOGO]     [CVS/pharmacy LOGO]


        --    50+ million transactions/year
              --    Growth -- WebMD preferred transaction provider
        --    E-commerce revenues
              --    Share of all nonprescription sales from CVS sites and WebMD health properties (e.g., Lycos, Excite, MSN)
        --    Click through fees for all click throughs
              --     From WebMD health properties
              --     Regardless of purchase
        --    Advertising/sponsorships
              --    100% on WebMD properties
              --    Share on CVS co-branded sites
        --    Mutually exclusive online

HEALTHEON/WEBMD - CVS: OVERVIEW


         [Healtheon(TM)/WebMD(SM) LOGO]                      [CVS/pharmacy LOGO]

         - Provide end-to-end Rx service

         - Drive consumer e-commerce revenues

         - Drive transaction revenues

         - Accelerate branding

         - Improve service and quality of care
           for consumers

HEALTHEON / WEBMD - HUMANA: OVERVIEW


     [Healtheon(TM) | WebMD(SM) Logo] [Humana(R) Logo]

     - WebMD to provide transactions, content, portal, and marketing solutions

       - Professional and consumer transactions
         (e.g., eligibility, claim status, reimbursement, referrals)

       - Content through professional and consumer portals

       - Online and offline media assets

     - Humana will offer WebMD Practice to its 330,000 physicians

       - Subscription fees underwritten by WebMD sponsors

HEALTHEON / WEBMD -- HUMANA: OVERVIEW

     [Healtheon(TM) | WebMD(SM) Logo]  [Humana(R) Logo]

     - Accelerate physician-payer connectivity

     - Drive physician transaction revenues

     - Accelerate regional market penetration

     - Enable robust consumer-to-business offering

HEALTHEON/WEBMD-KINETRA/EDS/LILLY: OVERVIEW


[Healtheon(TM)/   WebMD(SM)         [Kinetra          [Lilly            [EDS
                  Logo]             Logo]             Logo]             Logo]

Overview:

- Purchase of Kinetra; Strategic Revenue-based Relationships with Eli Lilly and EDS

Primary
Benefits:

- Connectivity between 50,000 referring physicians and 200 IDNs and Payors
- 50mm clinical transactions annually
- EDS partnership - WebMD Practice is preferred desktop for all EDS' commercial and government healthcare clients plus ASP service for digital health plans
- Eli Lilly partnership -- $60 MM of advertising/sponsorships

HEALTHEON/WEBMD-KINETRA/EDS/LILLY: OVERVIEW


[Healtheon(TM)/   WebMD(SM)         [Kinetra          [Lilly            [EDS
                  Logo]             Logo]             Logo]             Logo]

- Accelerate physician market penetration

- Accelerate IDN penetration

- Expand connectivity to government payers

- Drive transaction revenues

- Drive pharma sponsorship revenues

HEALTHEON/WEBMD -- MEDTRONIC: OVERVIEW


      [Healtheon(TM) | WebMD(SM) LOGO]                   [MEDTRONIC LOGO]

          -  Medtronic commits $50M to sponsor DTC programs over 4 years

             -- Create co-branded channels for chronic diseases, including cardiovascular

             -- Collaborate to create co-branded portal to connect consumers with Medtronics for heart monitoring

          -  Medtronic invests $50M in WebMD Europe

HEALTHEON/WEBMD -- MEDTRONIC: OVERVIEW


          [Healtheon(TM) | WebMD(SM) LOGO]                 [Medtronic LOGO]

          - Develop DTC programs for medical device companies

          - Expand high-quality clinical content

          - Drive sponsorship revenues

          - Accelerate entry into International markets

                         WebMD(SM) logo Health Web Page



                              [WebMD Screen Shot]

WebMD(SM) logo Practice Web Page

Direct from the
WebMD(SM) National News Center Web Page


                              [WebMD Screen Shot]

Health Teacher with WebMD(SM) logo Web Page


                              [WebMD Screen Shot]

WebMD(SM) logo Registered Nurse Web Page

[WebMD screen shot]

WebMD(SM) logo Practice Web Page

[WebMD screen shot]

WebMD(SM) logo Practice Web Page

            [WebMD Screen Shot Showing links to Lilly and Quintiles]

WebMD(SM) logo Health Web Page

                [WebMD Screen Shot Showing Benefit Central page]

WebMD(SM) logo Sports & Fitness Store Web Page

                              [WebMD Screen Shot]

WebMD(SM) logo Practice Web Page

       [WebMD Screen Shot Showing Check Eligibility page for payer plans]

WebMD(SM) logo Practice Web Page

                   [WebMD Screen Shot Dx-Lab Orders/Results]

WebMD(SM) logo Practice Web Page


                        [WebMD Screen Shot New Rx Order]

[BAYLOR HEALTH CARE LOGO] WebMD(SM) logo Practice Web Page


                 [WebMD Screen Shot showing Baylor Health Care links to Cardiology, Infectious Diseases,
                 Internal Medicine, Managed Care, Infectious
                 Diseases, Orthopedics, Pediatrics, Pharacotherapy, and Primary Care]

CVS(R)/pharmacy logo with WebMD(TM) logo Web Page


                    [WebMD Screen Shot showing links to CVS
                    Pharmacy Counter, Personal Care,
                    Health & Wellness and Vitamins, Minerals and Herbs]

El Portal Medical Group                                WebMD (SM) logo
Plastic and Reconstructive Surgery                     PARTICIPATING PRACTICE

                                    Web Page

WebMD(SM) logo Practice Web Page

          [WebMD screen shot Check Eligibility regarding payer plans]

WebMD(SM) logo Practice Web Page

               [WebMD screen shot showing Dx-Lab Orders/Results]

WebMD(TM) logo Practice Web Page

                    [WebMD screen shot showing New Rx order]

[BAYLOR                   WebMD(SM) logo Practice Web Page
HEALTH CARE LOGO]

[WebMD Screen showing Baylor Health Care links to Cardiology, Infectious Diseases, Internal Medicine, Managed Care, Infectious Diseases, Orthopedics, Pediatrics, Pharocotherapy, and Primary Care]

CVS/pharmacy logo with WebMD(SM) logo Web Page

[Screen shot showing links to CVS Pharmacy Counter, Personal Care, Health & Wellness, and Vitamins, Minerals and Herbs]

El Portal Medical                                         WebMD(SM) logo
Plastic and Reconstructive Surgery                        Participating Practice
                                                          Web Page

                                 [Screen Shot]

WebMDPractice(SM) logo Web Page

[WebMD screen shot showing Direct from the WebMD(SM) National News Center]

WebMDHealth(SM) logo Web Page

[WebMD screen shot showing News and Events]

WebMD(SM) logo Practice Web Page

[WebMD screen shot showing Direct from the WebMD(SM) National News Center]

WebMD(SM) logo Health Web Page

[WebMD screen shot showing News and Events]